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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-A


                               For Registration of
                               Certain Classes of
                             Securities Pursuant to
                              Section 12(b) or (g)
                                of the Securities
                              Exchange Act of 1934


                             Olympic Financial Ltd.

             (Exact name of registrant as specified in its charter)

        Minnesota                                     41-1664848
   ------------------------               --------------------------------
(State of incorporation or                       (I.R.S. Employer
 organization)                                   Identification No.)

7825 Washington Avenue South,
Minneapolis, Minnesota                                  55439-2435
(Address of principal                                   (Zip Code)
 executive offices)


       Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class        Name of each exchange on which
         to be so registered        each class is to be registered
         --------------------       ------------------------------

         Rights to Purchase         New York Stock Exchange
       Class A Preferred Stock

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None


                                (Title of class)




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Item 1.      Description of Registrant's Securities to be
             Registered.

          On October 28, 1996, the Board of Directors of Olympic Financial Ltd. (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's common stock, par value $.01 per share (the "Common Stock"), payable to shareholders of record at the close of business on November 22, 1996 (the "Record Date") and with respect to the Common Stock issued thereafter until the Distribution Date (defined below) and, in certain circumstances, with respect to the Common Stock issued after the Distribution Date. Each Right, when it becomes exercisable, generally entitles the registered holder to purchase from the Company a unit consisting initially of one one-thousandth of a share (a "Unit") of Class A Preferred Stock, par value $.01 per share (the "Preferred Stock"), of the Company, at a Purchase Price of $90.00 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of November 1, 1996, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent.

          Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate certificates evidencing the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) days (or such later date as the Board of Directors shall determine) following public disclosure that a person or group of affiliated or associated persons has become an "Acquiring Person" (as defined below), or (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an "Acquiring Person". Except as set forth below, an "Acquiring Person" is a person or group of affiliated or associated persons who has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock. The term "Acquiring Person" excludes (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any subsidiary of the Company, (iv) any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, and (v) any person holding Common Stock issued to that person by the Company in a transaction approved in advance by a majority of the Continuing Directors of the Company to the extent and only to the extent so approved.

          Until the occurrence of the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of




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any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

          As soon as practicable after the occurrence of the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except in certain circumstances specified in the Rights Agreement or as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          The Rights are not exercisable until the occurrence of the Distribution Date and until the Rights no longer are redeemable. The Rights will expire at the close of business on October 28, 2006, unless extended or earlier redeemed by the Company as described below.

          In the event that, at any time following the Distribution Date, a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void and nontransferable and any holder of any such right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such right. For example, at an exercise price of $30 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $60 worth of Common Stock (or other consideration, as noted above) for $30. Assuming that the Common Stock had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase 6 (six) shares of Common Stock for $30.

         In the event that, at any time following the date on which there has been public disclosure that, or of facts indicating that, a person has become an Acquiring Person (the "Stock Acquisition Date"), (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the



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Company's assets or earning power is sold, mortgaged or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

          The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a quarterly dividend payment of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, each share of Preferred Stock will be entitled to a $10.00 preference, and thereafter the holders of the shares of Preferred Stock will be entitled to an aggregate payment of 1000 times the aggregate payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the shares of Common Stock. These rights are protected by customary antidilution provisions.


         At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price (the "Redemption Price") of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by resolution of the Board



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of Directors (provided that such resolution is approved by a majority of the
Continuing Directors and only if the Continuing Directors constitute a majority of the directors then in office). A "Continuing Director" is a member of the Board of Directors as of the Record Date and any successor to a Continuing Director if the successor was recommended for election or elected to succeed the prior Continuing Director by a majority of the Continuing Directors. The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon such action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          At any time after the Rights become exercisable for Common Stock or other consideration of the Company, the Board of Directors may exchange the Rights, in whole or in part, at an exchange ratio of one share of Common Stock, and/or equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by resolution of the Company's Board of Directors (provided that such resolution is approved by a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the directors then in office) prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by resolution of the Company's Board of Directors (provided that such resolution is approved by a majority of the Continuing Directors and only if the Continuing Directors constitute a majority of the directors then in office) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or its affiliates or associates), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

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          A copy of the Rights Agreement, which includes as Exhibit B the form of Rights Certificate, is filed as an Exhibit herto. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.



November 7, 1996


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Item 2.  Exhibits.

1. Rights Agreement, dated as of November 1, 1996, between Olympic Financial Ltd. and Norwest Bank Minnesota, N.A., as Rights Agent, which includes the Form of Certificate of Deisgnation, Preferences and Rights of Class A Preferred Stock of Olympic Financial Ltd., as Exhibit A, and the Form of Rights Certificate, as Exhibit B.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


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                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            OLYMPIC FINANCIAL LTD.



                                                   /s/ James D. Atkinson III
                                            Name:    James D. Atkinson III
                                            Title:   Vice President and
                                                       General Counsel


November 7, 1996



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                                  EXHIBIT INDEX


Exhibit

1 Rights Agreement, dated as of November 1, 1996, between Olympic Financial Ltd. and Norwest Bank Minnesota, N.A., as Rights Agent, which includes the Form of Certificate of Deisgnation, Preferences and Rights of Class A Preferred Stock of Olympic Financial Ltd., as Exhibit A, and the Form of Rights Certificate, as Exhibit B.